Exhibit 4.5

PATENT LICENCE AGREEMENT made 10th October 2001

BETWEEN

PRAXIS PHARMACEUTICALS AUSTRALIA PTY LTD (ACN 082 811 530) of 60 Marcus Clarke Street, Canberra, ACT 2601 (‘PRAXIS’)

AND

CENTRAL SYDNEY AREA HEALTH SERVICE of QE II Building.  RPAH Campus, Missender Road, Camperdown NSW (‘CSAHS’)

RECITALS

A                                      CSAHS has knowledge in respect of powder technologies for use in the management of respiratory disease.  Aspects of this knowledge are protected by patents and patent applications in a number of countries.

B                                        CSAHS proposes to provide the knowledge to PRAXIS and to enter into an exclusive licence with PRAXIS to allow PRAXIS to exploit the knowledge on the following terms and conditions.

C                                        CSAHS also has an Ausindustry Start grant (GRA0078) related to the use of inhaled mannitol as a test for airway hyperresponsiveness.  This grant is currently suspended.

D                                       CSAHS proposes that PRAXIS enter into Start grant GRA0078 for the development of inhaled mannitol and assume the rights and obligations currently held by Rhone Poulenc Rorer, as part of this agreement.

AGREEMENT

Definitions

In this Agreement:

‘Additional Patents’ means patents applications and patents in respect of new inventions pursuant to clause 3.

‘CSAHS Intellectual Property’ means the Patents, Additional Patents and Knowledge in respect of powder technologies.

‘Confidential Information’ means information (including methodology) treated by the disclosing party as confidential, and disclosed to the other party in the course of exercising this licence.

‘Cost of Sales’ means

(a)                                  all costs of direct materials, labour and overhead expenses incurred in the manufacture, production and delivery of sales of Products and Services.

(b)                                 any tax or government charge (other than an income tax) levied on the sale, transportation or delivery of sales of Products and Services.

(c)                                  trade and quantity discounts or rebates actually allowed and taken in respect of sales of Products and Services, and

(d)                                 credits or allowances given or made for return of Products previously sold in the Territory.

‘exploit’ means to do any act in relation to the Patents that would infringe the Patents except for this license.  It includes making or manufacture of powder products, marketing, selling and hiring of powder products and provision of diagnostic or therapeutic services involving powder, using powder products and processes involving powders, including for or in research and development, importing powder products, and keeping powder products for the purpose of doing any of these things.

‘Gross Margin’ means Net Sales less Cost of Sales.

‘Knowledge’ in respect of powder technologies’ means the knowledge outlined in Attachment I.

‘Net Sales’ means the aggregate of the invoiced price of Products sold and Services provided in a country less returns and allowances in respect of those sales.

‘Patents’ means patents and patent applications owned by CSAHS in the countries listed in Attachment 2 and such other patents applied for by CSAHS or Praxis which claims priority from any of those patents.

‘Product’ means a powder product manufactured and supplied by PRAXIS or a PRAXIS licensee that exploits the Patents.

‘Service’ means a service provider by PRAXIS or a PRAXIS licensee that exploits the Patents

‘Royalty Term’ means, in respect of Net Sales in a country, the period of time equal to the longer of:

(a)                                  ten years from the date of the first commercial sale of a Product or Service in that country and

(b)                                 the expiry of the last of the Patents registered in that country.

1.                                       Objectives

1.1                                 CSAHS agrees that it shall use all reasonable endeavors to assist PRAXIS to enter into Start grant GRA0078.

1.2                                 PRAXIS agrees that it shall

(a)                                  use all reasonable endeavours to secure the grant of the Patents; and

(b)                                 use all reasonable endeavours to maintain the Patents in force.

1.3                                 PRAXIS agrees that it shall

(a)                                  use reasonable endeavours at its expense to:

(i)                                     exploit the CSAHS Intellectual Property:

(ii)                                  undertake either itself or through third parties further research and development based on the CSAHS Intellectual Property: and

(iii)                               as and when required, undertake itself or through Related Corporations, or enter into appropriate third party licensing or marketing arrangements, to optimise the returns from sales of Products and Services at the earliest practicable and economically and commercially prudent date; and

(b)                                 Use reasonable endeavours to ensure that each Product sold:

(i)                                     is of merchantable quality;

(ii)                                  is fit for the purpose for which it is sold;

(iii)                               satisfies any conditions and warranties implied by the law of that county in which it is sold;

(iv)                              complies with all laws and standards regulating manufacture, assembly, labelling, packaging, storage and sale in the country in which it is sold.

2.  Intellectual Property Rights

2.1                                 Each party agrees CSAHS owns the Patents.

2.2                                 CSAHS will bear all past costs incurred in applying for registering and maintaining the Patents in force up to the date of this agreement.

2.3                                 The parties will cooperate in prosecuting and maintaining the Patents in force and both parties will be kept fully informed by the Patent Attorney.

2.4                                 Praxis will be responsible for instructing patents attorneys in applying for, registering and maintaining the Patents in force and for covering the cost of this from the date of this agreement.  Praxis will perform these tasks in consultation with CSAHS.  The expected costs for the years beginning 1 July and ending 30 June are shown in Attachments 2.

25.                                 The CSAHS has the right to register and maintain the Patents in force for countries not selected by Praxis.

2.6                                 Each party must in relation to the Patents:

(a)                                  Advise the other party immediately on becoming aware of any anticipated, suspected or actual infringement by any person of any of the Patents:

(b)                                 do all things reasonably requested by CSAHS to enable it to protect, and to prove ownership of the Patents, and

(c)                                  provide all documents and assistance (other than financial assistance) required or reasonably requested by CSAHS to allow it other prompt and good faith negotiations between the parties, to protect (including in any litigation) the Patents

2.7                                 Praxis may institute any proceedings to protect the Patents if CSAHS fails to do so within a reasonable time of a written request from Praxis

3.                                       New Intellectual Property Rights

3.1                                 With respect to any new patentable inventions arising in the course of exploiting the Patents:

(a)                                  PRAXIS may prosecute a new patent application in the name of Praxis for the invention or agree to treat the invention as new confidential information.

(b)                                 all costs incurred in applying for, registering and maintaining those new patent applications and subsequent patents in force are to the borne by PRAXIS

(d)                                 if PRAXIS decides not to request patent protection for any new patentable invention in any country, CSAHS may file patent applications at its own cost.

4.                                       Licences

4.1                                 CSAHS’s grants PRAXIS a worldwide exclusive sub-licensable license to exploit the CSAHS Intellectual Property.

4.2                                 Rights to Sub-Licence

Subject to clause 4.3, CSAHS grants to Praxis the right to sub-license CSAHS Intellectual Property. Praxis will inform CSAHS in writing of the details of these sub-licences.

4.3                                 Sub-Licence terms

Praxis may only grant a sub-licence of the CSAHS Intellectual Property third parties if

(a)                                  the third party being granted the sub-licence has the commercial capacity to promote and exploit the CSAHS Intellectual Property and has at least sufficient skills and resources to comply with obligations placed upon PRAXIS in relation to the CSAHS Intellectual Property in the relevant country or countries;

(b)                                 the sub-license a wholly consistent with the terms of this Licence and in particular:

(i)                                     such sub-license could not support to extend or continue in any circumstances where this Licence may be terminated; and

(ii)                                  the sub-licensee acknowledges that CSAHS owns the CSAHS Intellectual Property;

(c)                                  the sub-licence prohibits the Sub-Licensee from taking any action or allowing any action to be taken which detracts from the ownership of the CSAHS Intellectual Property by CSAHS or conflicts with the provisions contained in this Licence in relation to prosecuting or defending the

Patents or defending any allegation of infringement of the CSAHS Intellectual Property other than the Patents;

(d)                                 the sub-licence is in the English language, executed by the sub-licensee and giving its place of business;

(e)                                  the sub-license requires the sub-licensee to maintain all books, records and accounts necessary to enable verification of its sales and royalties and other amounts required to be paid by Praxis the CSAHS and to allow CSAHS to inspect those books, records and accounts on terms similar to those contained in clause 7.3, and

(f)                                    the sub-license limits the duration of the sub-licence in respect of the CSAHS Intellectual Property for the term of this Agreement and further provides for the sub-licence to terminate automatically upon the termination of this Agreement

5.                                       Product Development

It is the intention of the parties to cooperate fully in the development of the Products and Services

6.                                       Royalties

6.1                                 In consideration of the rights granted is PRAXIS by the CSAHS in this Agreement PRAXIS will pay to CSAHS royalties on Net Sales of Products and Services sold in a country for the Royalty Term in respect of the country as follows:

(a)                                  in respect of the upper and lower airway function test applications of the Patent;

(i)                                     no royalties until aggregate Net Sales (ie. the aggregate of sales of Products and Services from all countries) of A $500,000 have been achieved, and PRAXIS will notify the CSAHS immediately in writing when this event occurs.

(ii)                                  a royalty of 4% of the Gross Margin if the Net Sales of the Product or Service by PRAXIS achieve a Gross Margin of 20% or less

(iii)                               a royalty of 8% of the Gross Margin if the Net Sales of the Product or Service by PRAXIS achieve a Gross Margin between 20% and 40%.

(iv)                              a royalty of 10% of the Gross Margin if the Net Sales of the Product or Service by PRAXIS achieve a Gross Margin greater than 40% and

(v)                                 20% of any royalty received from a sub-licensee

(b)                                 In respect of the mucociliary clearance and sputum induction applications of the patent:

(i)                                     no royalties until sales representing a Gross Margin of $1.0 million have been achieved then, when the Gross Margin achieved by product sales is between $1 million and $25 million a 3% royalty will apply, when it is between $25 million and $75 million a 2.5% royalty will apply and when it is greater than $75 million a 2.0% royalty will apply, and

(ii)                                  20% of any royalty received from a sub-licensee

(c)                                  The allowances, that is the volume of samples provided free of charge or provided at a discount, will be limited to eight per cent (8%) of the total volume of sales on a country by country basis.  By mutual agreement between PRAXIS and the CSAHS this volume of samples and discounted Product may be varied during the first year in which sales of a Product commences.

7.                                      Accounting

7.1                                 Within 45 days after the end of each calendar quarter PRAXIS must pay to the CSAHS all royalties due under this Agreement and with that payment furnish to CSAHS an operating statement in the agreed form to explain each royalty payment.

7.2                                 PRAXIS will keep and maintain proper books of account and records fully written up in accordance with generally accepted accounting standards and principles consistently applied to record its operations as licencee under this Agreement including details of all Net Sales Prices.  Gross Revenue and royalties payable to CSAHS

7.3                                 Upon request by CSAHS, PRAXIS will permit a representative appointed by CSAHS in have access to the books and records of PRAXIS with the right to inspect, copy and take extracts for the purpose of verifying the Net Sale Prices, the Gross Revenue and the Cost of Sales and the royalties payable to CSAHS.

7.4                                 On receipt of any statement pursuant to clause 7.1 CSAHS may require an investigation of the books and records of PRAXIS by a chartered accountant selected and paid for by CSAHS for the purposes of verifying the accuracy of the statement and in which case CSAHS will notify PRAXIS in writing, PRAXIS will permit the chartered accountant to inspect, copy and take extracts from its books and records and shall promptly produce for inspection all vouchers, invoices, statements, accounts and other evidence in support of the statement as may be reasonably required.  If any discrepancy occurs, it shall be subject to alteration at CSAHS’s option with the arbitrator’s decisions binding.

7.5                                 In the event that any amount due by PRAXIS to CSAHS under this Agreement is paid on or before the due date for payment then without prejudice to any other rights or remedies of CSAHS the unpaid amount shall carry interest at the Australian 10 year period rate prevailing at that time, calculated on daily balances from the due date to the date of payment in full

8.                                      Confidential Information

8.1                                 Each party (‘first party’) must in relation to Confidential Information of the other party (‘other party’) disclosed to further this Agreement and marked to indicate its confidential nature:

(a)                                  to the best of its ability keep it confidential;

(b)                                 to the best of its ability use it only to further the objectives of clause 1 of this Agreement;

(c)                                  use its best endeavours not to disclose it to any person other than:

(i)                                     to those of the first party’s employees who have a need to know (and only to the extent that each such employee has a need to know) and who have first been directed to keep if confidential and to use it only as permitted under this Agreement (‘Direction’);

(ii)                                  to other people (except to the extent permitted in accordance with clause 8.2), such as contractors and visitors, who have a need to know (and only to the extent that each such person has a need to know), and who have agreed in writing (in a form similar to this Agreement) to keep it confidential and to use it only as permitted under this Agreement (also a ‘Direction’);

(d)                                 enforce each Direction at its cost;

(e)                                  not copy it or any part of it that is in material form other than as strictly necessary and must mark any such copy ‘confidential - (Owner)’;

(f)                                    safeguard it in accordance with its usual security practices against unauthorised copying, use or disclosure (whether that disclosure is oral, in writing or in any other form);

(g)                                 notify the first party immediately of or actual unauthorised copying, use or disclosure; and

(h)                                 comply with any reasonable direction issued regarding actual breach.

8.2                                 The first party’s obligations of confidentiality under this Agreement do not apply to information that (whether before or after this Agreement is executed):

(a)                                  the first party creates (whether alone or jointly with any person) independently of the other party’s Confidential Information and outside the scope of this Agreement;

(b)                                 is public knowledge (otherwise than as a result of a breach of confidentiality by the first party);

(c)                                  is rightfully known it or in the Possession or control of the first party and not subject to an obligation of confidentiality on the first party; or

(d)                                 the first party is required by law to retain or disclose (but only to the extent so required)

8.3                                 Each party must

(a)                                  ensure that any of its personnel who attend the other party’s premises, comply with that other party’s usual staff and security practices while attending those premises; and

(b)                                 notify the other party of its usual staff and security practices to enable the other party to comply with paragraph (a).

9.                                      Exclusion and Limitation of Liability

9.1                                 PRAXIS agrees that it (and each PRAXIS licensee) exploits the Patents at its own risk.

9.2                                 Each party excludes all implied conditions and warranties except to the extent that any such exclusion would contravene any applicable law or cause this clause to be void.

9.3                                 PRAXIS indemnifies CSAHS against all loss and damage (including costs on a solicitor and client basis) that the CSAHS may sustain or incur as a result of any actions, claims, suits, proceedings or demands arising directly or indirectly out of the breach of this Agreement by Praxis

9.4                                 PRAXIS undertakes that during the term of this Agreement and for six years after its termination it will, subject to such policy being available on commercially reasonable terms, maintain a policy of product liability insurance with a reputable underwriter for an amount acceptable by CSAHS (acting reasonably) in respect of all loss or damage occasioned directly or indirectly by the exploitation of the Patents by PRAXIS and each PRAXIS licensee.  CSAHS shall be named in that insurance as an additional insured and PRAXIS shall provide to CSAHS upon request a copy of the policy and all endorsements with evidence of the payment of premiums.

10                                  Indemnity

Each party (‘first party’) indemnifies the other party (each an ‘indemnified party’) against all loss and damage (including costs of a solicitor and own client basis) that an indemnified party may sustain, or incur as a result of any damage to the first party’s property or injury to or death of any of the first party’s personnel arising out of this Agreement.

11                                  Resolution of Disputes

11.1                           A party must not start arbitration or court proceedings (except proceedings seeking interlocutory relief) about a dispute arising out of this Agreement (“Dispute”) unless it has complied with the clause.

11.2                           A party claiming that a Dispute has arisen must notify the other party to the Dispute giving details of the Dispute (‘Notification’)

11.3                           On receipt of a Notification each party must refer the Dispute for resolution by its Chief Executive Officer or the CEO’s nominee.

11.4                           If the Dispute is not received under the clause 11.3 within 30 days (or longer period agreed between the parties), the parties must refer the Dispute for mediation by the Australian Commercial Dispute Centre Limited (ACDC) for resolution in accordance with the conciliation Rules of ACDC

11.5                           If the Dispute is not resolved under clause 11.4 within 60 days (or longer period agreed between the parties) either party may require binding arbitration.

12                                  Termination

12.1                           This agreement shall commence on the date of its signing and shall unless earlier terminated in accordance with clause 12.2 or 12.4, continue in respect of each country until the expiry of the royalty term in respect of that country.

12.2                           Either party (“termination party”) may terminate this Agreement at any time with immediate effect by giving the other party notice if the other party breaches any other provision of this Agreement and fails to remedy the breach within 30 days after receiving notice requiring it to do so.

12.3                           Praxis may terminate this agreement on 60 days notice if in its commercial judgment it is not prudent to continue the agreement.

12.4                           Termination for Insolvency

Subject to clause 12.6 and notwithstanding anything contained in clause 12.2(a), this agreement may be terminated by a party giving notice to the other party upon the happening of any of the following events in respect of that other party.

(a)          the expiration of four weeks from the other party having a receiver, manager, receiver and manager or agent in possession validly appointed for the whole or any substantial part of its assets or from a court order being validly made for the winding up of the other party other than for the purpose of reorganization or reconstruction.

(b)         immediately a resolution of the other party’s shareholder passed for the winding up of that party other than for the purpose of reorganisation or reconstruction.

(c)          in the event that the other party files a petition in bankruptcy or similar proceedings or is adjudicated bankrupt or if a petition for bankruptcy or similar proceedings is filed against the other party and is not stayed or discharged within 45 days of  such filing or if the party becomes insolvent or makes an assignment for the benefit of creditors or enters into any agreement , arrangement or composition pursuant to bankruptcy law or otherwise acknowledges insolvency or is adjudged bankrupt or of the other party discontinues business.

(d)         the other party is in breach of an undertaking given pursuant to clause 12.2(a).

12.5                           Reconstruction Exception

A winding up or liquidation for the purposes of reconstruction or amalgamation by the other party shall not be an event permitting or giving rise to termination if after that reconstruction or amalgamation the resulting corporation becomes bound by the terms of this Agreement by way of assignment or notation.

12.6                           Termination to be without prejudice

Any termination of this agreement shall be without prejudice to the rights which a party has against the other in respect of anything done or omitted to be done hereunder prior to such termination or in respect of any sums or other claims outstanding at the time of termination.

12.7                           In the event that PRAXIS chooses not to obtain or seek approval or seek registration in any Country, then PRAXIS will not unreasonably refuse to convert the licence granted by this Agreement into a non-exclusive licence in that country.

13                                  After Termination

13.1                           On termination of this Agreement (unless otherwise agreed between the parties and each party agrees to negotiate in good faith with the other to reach such an agreement):

(a)                                  the licences granted under clause 4 (Licenses) cease, and PRAXIS and each PRAXIS licensee must stop exploiting and may not grant any further sub-licences (except that PRAXIS and PRAXIS licensees will fill existing orders and may continue to supply any Products manufactured before termination, and must then pay the CSAHS royalties on these Products in accordance with clause 6 (Royalties): and

(b)                                 PRAXIS must in relation to the Confidential Information of CSAHS.

(i)                                     stop using that Confidential Information; and

(ii)                                  at the option of CSAHS return that Confidential Information.

(c)                                  PRAXIS must pay CSAHS all royalties due under clause 6.

13.2                           The obligations of confidentiality (but not the right to use and disclose) under clause 8 (Confidential Information) continue to apply to the parties to this Agreement (in addition to any assignee) after the termination of this Agreement.

13.3                           Clauses 9 (Exclusion and Limitation of Liability) and 10 (Indemnity) continue after termination of this Agreement

13.4                           Termination of this Agreement will not affect any accrued rights and remedies either party may have

14                                  Force Majeure

14.1                           Force Majeure Event affecting a party means anything outside that party’s reasonable control, including but not limited to, acts or omissions of the other party, fire, storm, flood and earthquake, war, transportation embargo or failure or delay in transportation, act or omission (including laws, regulations, disapprovals or failures to approve) of any third person (including but not limited to, subcontractors, customers, governments or government agencies)

14.2                           If a Force Majeure Event affecting a party precludes that party (“precluded party”) partially or wholly from complying with its obligations under this Agreement then:

(a)                                  as soon as reasonably practicable after that Force Majeure Event arises, the precluded party must notify the other party of the Force Majeure Event, and

(b)                                 to the extent and for the period that the precluded party is precluded by the Force Majeure Event from complying with its obligations under this Agreement, those obligations will be suspended.

14.3                           This clause does not apply to any obligation to pay money.

15                                  Relationships

This Agreement does not create a relationship of employment, agency or partnership between the parties.

16                                  Assignment

A party must not assign or attempt to assign or otherwise transfer any right arising out of this Agreement except as implied in relevant sublicencing clause 4 without the written consent of the other party.

17                                  Severability

If the whole or any part of any clause of this Agreement that is illegal or unenforceable, it will be severed from this Agreement and will not affect the continued operation of the remaining provisions of this Agreement.

18                                  Waiver

The failure of a party at any one time to insist on performance of any obligation of another party under this Agreement is not a waiver of its right.

(a)                                  to insist on performance of, or claim damages for breach of, that obligation unless that party acknowledges in writing that the failure is a waiver; and

(b)                                 at any other time to insist on performance of that or any other obligation of another party under this Agreement

19                                  Notices

19.1                           A party notifying or giving notice under this Agreement must give notice

(a)                                  in writing

(b)                                 addressed to the address of the recipient specified in this Agreement or as altered by notice given in accordance with this clause; and

(c)                                  left at or sent by prepaid post or by fax to that address

19.2                           A notice given in accordance with clause 19.1 will be deemed received

(a)                                  if left at the recipient’s address, on the date of delivery;

(b)                                 if sent by prepaid post, 2 days after the date of posting, and

(c)                                  if sent by fax, when the sender’s facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

20                                  Headings

Headings are for ease of reference only and do not affect the construction of this Agreement.

21.                               Governing Law

This Agreement is governed by the laws of New South Wales.

22                                  Entire Agreement

This Agreement:

(a)                                  is the entire agreement between the parties as to its subject matter and supersedes all prior representations and agreements in connection with that subject matters and

(b)                                 may only be altered in writing signed by both parties

EXECUTED AS AN AGREEMENT

SIGNED for and on behalf of	)
PRAXIS PTY LIMITED by a duly	)
authorised director in the presence	)
of:	)

/s/ Alan D. Robertson
Signature of Authorised Person

/s/ Lewis Schulz
Witness

General Manager
Title of Authorized Person

Alan D. Robertson
Name of Authorized Person

SIGNED for and on behalf of	)
CENTRAL SYDNEY AREA	)
CSAHS by its Chief Executive	)
Officer Dr Diana B	)
Horvath in the presence of:	)

/s/ Diana Horvath

/s/ Michael Wallace
Witness	Michael Wallace
DCEO CSAHS

Attachment 1.  Knowledge in respect of powder technologies

Attachment 2.  Patents

ATTACHMENT 1
EXISTING KNOLWEDGE
for mannitol as Diagnostic Test for bronchial hyperresponsiveness and for the therapeutic use of mannitol to increase mucociliary clearance

Dr Anderson and her colleagues have experimental evidence to show that the airways of persons with clinically recognised asthma, whose airways narrow in response to inhaling a wet aerosol of 4.5% saline and, whose airways narrow with hyperpnea with dry air as experienced during exercise, also narrow in response to inhaling dry powders of substances capable of increasing the osmolarity of the airways.  (Australian Patent No 682,756, US Patent No. 5817.028  ,   PCT   AU 95/00086)

Airway narrowing has been measured indirectly by measuring a reduction in forced expiratory volume in one second (FEV1).  A fall in FEV1 of 15% or more is considered an abnormal airway response.  Healthy subjects had a mean fall of 2.1% ± 2.3% (SD) at the highest dose tested.

The powders used include mannitol and sodium chloride but other powders, capable of increasing airway osmolarity, such as mineral salts, organic salts, sugars and sugar alcohols would be expected to do the same.  The powders of mannitol and sodium chloride were required to be biologically active i.e. to have an adequate proportion of particles, by weight, within the respirable range (less than 7 microns) to cause airway narrowing as described in the patent.

The powder was encapsulated  (5mg,  10 mg,  20 mg,  and  40 mg capsules) and inhaled from a Halermatic, a Dinkihaler or a Boehringer Inhalator in increasing doses 5mg,  10 mg, 20 mg, 40 mg, 80 mg ( 2×40 ), 160 mg ( 4×40 ), 160 mg ( 4×40 ),  160 mg  ( 4×40 ) to a cumulative dose of 635 mg.  The FEV1 was measured in duplicate after inhaling each dose.  It was found that all devices worked well and devices of a similar nature should work easily as well.  Other measurements included inspiratory flow rates, oxygen saturation and recovery of lung function.

REFERENCES

Anderson SD, Brannan J, Spring J, Spalding N, Rodwell LT, Chan K, Gonda I, Walsh A, Clark AR.  A new method for bronchial provocation testing in asthmatic subjects using a dry powder mannitol.  Am J Respir Crit Care Med 1997; 156:  758-765.

Brannan JD, Koskela H, Anderson SD, Chew N.  Responsiveness to mannitol in asthmatic subjects with exercise and hyperventilation-induced asthma.  Am J Respir Crit Care Med, 1998:  158:1120-1126.

Subbarao P, Brannan JD, Ho B, Anderson SD, Chan H-K, Coates AL.  Inhaled mannitol identifies methacholine-responsive children with current asthma.  Pediatr Pulmonol 2000; 29:291-298.

Brannan JD, Anderson SD, Freed R, Leuppi JD, Koskela H, Chan H-K.  Nedocromil sodium inhibits responsiveness to inhaled mannitol in asthmatic subjects.  Am J Respir Crit Care Med 2000; 161; 2096-2099.

Leuppi JD, Salome CM, Jenkins CR, Anderson SD, Xuan W, Marks GB, Koskela H, Brannan JD, Freed R, Andersson M, Chan H-K, Woolcock AJ

Predictive markers of asthma exacerbation during stepwise dose reduction of inhaled corticosteroids.  Am J Respir Crit Care Med 2001; 163:406-412.

Högman M, Lúdviksdóttir D, Anderson SD, George S, Hakansson L, Chan HK, Meriläinen P, Hedenström H.  Inhaled mannitol shifts exhaled nitric oxide in opposite directions in asthmatic and healthy subjects.  Respiration Physiology 2001; 124:141-150.

Brannan JD, Anderson SD, Gomes K, King GG, Chan H-K, Seale JP.  Fexofenadine decreases sensitivity to and montelukast improves recovery from inhaled mannitol.  Am J Respir Crit Care Med 2001; 163:1420-5.

Leuppi JD, Salome CM, Jenkins CR, Koskela H, Anderson SD, Andersson M, Chan H-K, Woolcock AJ.  No relationship between markers of airway inflammation and airway hyperresponsiveness in patients with well-controlled asthma.  Eur Respir J 2001, in press

Dr Anderson and her colleagues also have experimental evidence, in a small number of subjects, to show that in healthy persons, persons with clinically recognised asthma, persons with bronchiectasis, persons with cystic fibrosis there is a measurable increase in mucociliary clearance as measured by clearance of the radio nuclide 99Mtechnetium sulphur colloid after inhalation of powdered mannitol in a dose up to a cumulative does of 300mg.

The powders used was mannitol but other powders, capable of increasing airway osmolarity, such as mineral salts, organic salts, sugars and sugar alcohols would be expected to do the same.  The powdered mannitol was required to be biologically active i.e. to have an adequate proportion of particles, by weight, within the respirable range (less than 7 microns) to cause deposition in the lower airway.  The use of such powders to increase mucociliary clearance is covered by Australian Patent No  682,756, US Patent No 5817.028 , PCT AU 95/00086.

The data supporting this is summarised below in the form of abstracts of published studies.  However considerable amount of research would need to bring this therapeutic application to market particularly in the area of toxicology.

Daviskas E, Anderson SD, Brannan JD, Chan H-K, Eberl S, Bautovich G.  Inhalation of dry powder mannitol increases mucociliary clearance.  Eur Resp J, 1997; 10: 2449-2454.

Inhalation of hypertonic saline stimulates mucociliary clearance (MCC) in healthy subjects and those with obstructive lung disease.  We investigated the effect of inhaling the osmotic agent mannitol on MCC.  We used a dry-powder preparation of mannitol British Pharmacopea (BP) which was encapsulated and delivered using a Dinkihaler.  MCC was measured for 75 min in six asthmatic and six healthy subjects on two occasions before and after the mannitol inhalation or its control, using 99mTc-suphur colloid and a gamma camera.   The inhaled dose of mannitol was 267+/-171 mg (mean +/-SD) and 400 mg and the percentage fall in forced expiratory volume in one second (FEV1) was 22 +/-3% and 4 +/-2% in the asthmatic and healthy subjects, respectively.  The total clearance in the whole right lung for the 60 min from the start of inhalation of mannitol was greater by 263+/-11.9% in the asthmatic and 18.1+/-4.9% in the healthy subjects compared to the control.  The total clearance over 75 min was 54.7+/-9.6% and 33.6+/-9.4% on the mannitol and control day (p<0.002), respectively, in the asthmatic subjects and 40.5+/-7.1% and 24.8+/-7.8% (p<0.002) in the healthy subjects.  In conclusion, inhalation of dry-powder mannitol increases mucociliary clearance in asthmatic and healthy subjects and may benefit patients with abnormal mucociliary clearance.

Daviskas E, Anderson SD, Eberl S, Chan H-K, Bautovich G.  Inhalation of dry powder mannitol improves mucociliary clearance in patients with bronchiectasis.  Amer Rev Respir Crit Care Med 1999; 159:1843-8.

Bronchiectasis is a disease characterized by hypersecretion and retention of mucus requiring physical and pharmacologic treatment.  Recently we reported that inhalation of dry powder mannitol markedly increases mucociliary clearance (MCC) in asthmatic and in healthy subjects.  Inhalation of dry-powder mannitol increases mucociliary clearance.  In this study we investigated the effect of mannitol on MC in patients with bronchiectasis.  Eleven patients 40 to 62 yr of age inhaled mannitol (approximately 300 mg) from a Dinkihaler.  MCC was measured over 90 min, in the supine position, on three occasions involving:  mannitol or control or baseline, using a radioaerosol technique.  On the control day patients reproduced the breathing maneuvers and the number of coughs induced by the mannitol.

Mannitol significantly increased MCC over the 75 min from the start of the intervention compared with control and baseline in the whole right lung, central, and intermediate region.  Mean (+/- SEM) clearance with mannitol was 34.0 +/- 5.0% versus 17.4 +/- 3.8% with control and 11.7 +/- 4.4% with baseline in the whole right lung (p < 0.0001).  The mean number of coughs induced by mannitol was 49 +/- 11.  In conclusion, inhalation of dry powder mannitol increased clearance of mucus and thus has the potential to benefit patients with bronchiectasis.

Robinson M, Daviskas E, Eberl S, Baker J, Anderson SD, Bye PTP.  The effects of inhaled mannitol on bronchial mucus clearance in cystic fibrosis patients: a pilot study.  Eur Respir J 1999: 14(3):678-685.

It has been postulated that hypertonic saline (HS) might impair the antimicrobial effects of defensins within the airways.  Alternative non-ionic osmotic agents such as mannitol may thus be preferable to HS in promoting bronchial mucus clearance (BMC) in patients with cystic fibrosis (CF).  This study reports the effect of inhalation of another osmotic agent, dry powder Mannitol (300 mg), compared with its control (empty capsules plus matched voluntary cough) and a 6% solution of HS on BMC in 12 patients with cystic fibrosis (CF).  Mucus clearance was measured using a radioaerosol/gamma camera technique.  Post-intervention clearance was measured for 60 min, followed by cough clearance for 30 min.  Neither mannitol nor HS improved BMC during the actual intervention period compared with their respective controls.  However during the post-intervention measurement there was a significant improvement in BMC for both the mannitol (8.7+/-3.3% versus 2.8+/-0.7%) and HS (10.0+/-2.3% versus 3.5+/-0.8%).  There was also a significant improvement in cough clearance with the Mannitol (9.7+/-2.4%) compared with its control (2.5+/-0.8%).  Despite premedication with bronchodilator, a small fall in forced expiratory volume in one second (FEV1) was seen immediately after administration of both the mannitol (7.3+/-2.5%) and HS (5.8+/-1.2%).  Values of FEV1 returned to baseline by the end of the study.  Inhaled mannitol is a potential mucoactive agent in cystic fibrosis patients.  Further studies are required to establish the optimal dose and the long-term effectiveness of mannitol.

Daviskas E, Anderson SD, Eberl S, Chan H-K, Young IH.  The 24 hr effect of mannitol on the clearance of mucus in patients with bronchiectasis.  Chest 2000; 199:  414-421.

An investigation was carried out on the acute effect of mannitol on the clearance of mucus, and (1) the 24-h mucus retention, and (2) the mucus clearance rate and lung function 24 h after inhalation of a single dose of mannitol.  Clearance of mucus was measured on 3 consecutive days using (99m)Tc-sulfur colloid radioaerosol and a gamma camera.  Mannitol, 330 +/- 68 mg (mean+/- SD), was inhaled using a dry powder inhaler only on day 2. Eight patients with bronchiectasis (age range, 29 to 70 years).  Measurements and results:  On each day, lung images were collected over 2 h and at 24 h.  Key findings of the study are as follows:  (1) the 24-h retention of mucus was reduced the day after mannitol had been inhaled, compared to the day without mannitol (day 1) in the whole right lung (57.6 +/- 6.2% vs 68.1 +/- 5.9%), central (47.5 +/- 6.7% vs 56.9 +/- 6.5%), intermediate (61.7 +/- 5.6% vs 73.8 +/- 5.5%), and peripheral regions (70.9 +/- 4.3% vs 86.6 +/- 4.6%) (p < 0.02);  and  (2) mannitol helped patients clear mucus within 2 h that might otherwise take up to 24 h, from the whole right lung and defined regions.  However, clearance over 60 min measured 24 h after mannitol inhalation was not significantly different to baseline clearance without mannitol (8.7 +/- 1.9% on day 1 vs 9.7 +/- 3.7% 24 h after mannitol; p > 0.8).  The patients maintained the same lung function the day before and after mannitol had been inhaled: FEV(1) (percent predicted), 79 +/- 5 on day 1 vs 80 +/- 5 on day 3; and forced expiratory flow, midexpiratory phase (percent predicted), 50 +/- 6 on day 1 vs 51 +/- 6 on day 3; p > 0.6).  Mannitol inhalation acutely increases clearance of mucus, and this effect extends beyond the acute study period, resulting in decreased mucus retention at 24 h.

Attachment 2

Country	Official Number (Patent or Application)	2001/2002 (expected cost)	2002/2003 (expected cost)	2003/2004 (expected cost)
Australia	682756	A$300	A$345	A$390
Canada	2183471	A$655	A$5,655	A$5,655
Europe (EPO)	95910331.8	A$6,520	A$6,570	A$31,620
Japan	7-522021		A$10,000	A$10,000
Malaysia	P19603590	A$3,640	A$3,675	A$705
New Zealand	281522			A$500
Peoples Republic Of China	95191808.7	A$5,405	A$5,405	A$405
Republic Of Korea	96-704666	A$5,660	A$5,831	A$831
Singapore	34525	A$777	A$777	A$917
The Philippines	I-54034	A$3,640	A$3,700	A$750
United States Of America	5817028		A$1,528
Viet Nam	SC0131/96		A$5,000	A$5,000
TOTAL		A$26,597	A$48,486	A$56,773